UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 000-51034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACE Aviation Holdings Inc. Employee Share Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ACE Aviation Holdings Inc.

5100 de Maisonneuve Boulevard West

Montreal, Quebec

Canada H4A 3T2

ACE AVIATION HOLDINGS INC. EMPLOYEE SHARE PURCHASE PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT AUDITORS	3
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006	4

REPORT OF INDEPENDENT AUDITORS

To the Plan Administrator and Participants of the ACE

Aviation Holdings Inc. Employee Share Purchase Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of income and change in net assets of the ACE Plan present fairly, in all material respects, the net assets available for benefits of ACE Aviation Holdings Inc. Employee Share Purchase Plan (the “ACE Plan”) as of December 31, 2006 and 2005 and the income and change in net assets available for benefits for the year ended December 31, 2006 and the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the management of ACE Aviation Holdings Inc.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Montreal, Canada

March 30, 2007

ACE Aviation Holdings Inc. Employee Share Purchase Plan

Statement of Net Assets Available for Benefits

As at December 31, 2006 and 2005

(in Canadian dollars)
	2006	2005
Assets

Investments, at fair value (note 3)
ACE Aviation Holdings Inc. shares (cost $8,023,327; 2005 - $6,952,262)	$8,669,694	$7,181,997

Contributions receivable (note 1(c))
Employer	952,442	1,363,278

Total Assets	$9,622,136	$8,545,275

Net assets available for benefits	$9,622,136	$8,545,275

The accompanying notes are an integral part of the financial statements.

ACE Aviation Holdings Inc. Employee Share Purchase Plan

Statement of Income and Change in Net Assets of the Plan

Periods ended December 31, 2006 and December 31, 2005

(in Canadian dollars)
	Year ended December 31 2006	Period from February 8 to December 31 2005

Contributions (note 1(c))
Participants	$4,844,014	$6,102,559
Employer	991,114	2,304,254

Net investment income
Distributions received (note 6)
Cash distributions	10,780	-
Other - Aeroplan Income Fund units	467,654	-

Increase in unrealized appreciation in value of ACE Aviation Holdings Inc. shares	416,631	229,736

Realized gains (losses) on investments
ACE Aviation Holdings Inc. common shares (note 3)	(194,224)	59
Aeroplan Income Fund units (note 6)	14,018	-

Benefits paid to participants (note 1(f))	(5,450,111)	(91,333)

Forfeitures (note 1(g))	(23,015)	-

Net increase in net assets available for benefits	1,076,861	8,545,275

Net assets available for benefits – beginning of period	8,545,275	-

Net assets available for benefits – end of period	$9,622,136	$8,545,275

The accompanying notes are an integral part of the financial statements.

ACE Aviation Holdings Inc. Employee Share Purchase Plan Notes to Financial Statements December 31, 2006 and 2005

(in Canadian dollars)

1.	Description of the Plan

The following description of the ACE Aviation Holdings Inc. Employee Share Purchase Plan (the “ACE Plan”) is provided for general information purposes only. The plan document should be referred to for more complete information.

a)	General

The Plan was created on February 8, 2005 and is a defined contribution savings plan for all employees of ACE Aviation Holdings Inc. (“ACE”) and its participating subsidiaries and affiliates (collectively, the “Company” or the “Employer”).

The ACE Plan is administered by Computershare Trust Company of Canada (“Computershare”), appointed as the Administrative Agent by the Company. The ACE Plan’s assets are held, invested, managed, administered and dealt with by Computershare pursuant to the terms of the ACE Plan. A trust fund was established for all contributions made by the Company under the ACE Plan. The Company appointed Computershare as the Trustee of the trust to hold, invest and administer the trust fund. Computershare, as Administrative Agent and Trustee shall maintain a member account to record contributions received and shares held in respect of each member.

Certain administrative functions are performed by employees of the Company. No employee receives compensation from the ACE Plan.

b)	Participation

All employees of the Company in North America are eligible to participate, provided that the employee has completed a six-month period or more of continuous service, with the exception of employees who become eligible to participate in a defined contribution plan offered by a subsidiary of ACE. Defined contribution plans were established by Aeroplan LP, Jazz Air LP, and Air Canada in July 2005, February 2006, and November 2006; respectively. Employees of Aeroplan LP, Jazz Air LP, and Air Canada who previously participated in the ACE Plan ceased contributing to the ACE Plan at the time when their respective defined contribution plans were established. The ACE shares in the ACE Plan of these employees purchased with contributions prior to the establishment of the new defined contribution plans remain in the ACE Plan and are therefore eligible for the employer contributions as described in Note 1(c) and distributions as described in Note 6 and 7 unless shares are withdrawn by the employee. As at December 31, 2006, the employees eligible to contribute to the ACE Plan include only active permanent full-time and part-time employees in North America of ACE Aviation Holdings Inc. and non-unionized employees of Air Canada Technical Services Limited Partnership. In the event that the employee is terminated for any reason, other than death or termination of employment due to station closure or office consolidation, the employee’s participation in the ACE Plan is terminated.

c)	Contributions

Under the provisions of the ACE Plan, eligible employees may contribute 2%-6% of their gross annual salary. In the case of employees whose salary is paid in a currency other than Canadian dollars, the Canadian dollar equivalent of their selected yearly member contributions shall be determined on the basis of the exchange rate on the first of each month.

On the first business day of April following the end of the ACE Plan year, the Company will make a contribution (“Employer Contribution”) of 33 1/3% of the amount contributed by the Member during the ACE Plan year reduced by: (i) the Special Member Contributions, if any, and (ii) any withdrawal amounts as of the first day of April following the end of the ACE Plan year allocated to such year of contribution. As at December 31, 2006, the Contributions Receivable representing the Employer Contribution was $952,442 (2005 - $1,363,278).

For any employee contributions made during the months of March, April, and May 2005 (the “Special Member Contributions”), the Company remitted a special contribution (the “Special Company Contributions”) equal to 50% of such Special Member Contributions to the Trustee to be held in trust on behalf of each employee (“Member”). The Special Company Contributions made to the Trust Fund shall be held, invested, managed, administered and dealt with by the Trustee in the same manner as the assets of the ACE Plan are to be held, invested, managed, administered and dealt with by the Administrative Agent pursuant to the terms of the ACE Plan.

d)	Investments

All Member contributions and Company contributions to the ACE Plan as well as all dividends or other income therefrom shall be invested solely in the acquisition of shares. For Members who are Canadians, shares purchased shall be voting shares (ACE.B) of the company and for members who are not Canadians, shares purchased shall be variable voting shares (ACE.A) of the Company.

e)	Vesting

Voluntary Member contributions, along with earnings thereon, vest immediately. Special Company Contributions vest on March 31st of the first calendar year after the initial year of contribution. Company contributions representing the 33 1/3% match of Member Contributions vest upon payment on April 1st following the end of any plan year.

f)	Benefits

The vested portion of a Member’s account can be withdrawn from the Plan at any time. Benefits are paid in the form of shares, cash equal to the net proceeds of disposition of the shares credited to the Member pursuant to the ACE Plan, or a combination of both, as directed by the Member.

Upon termination of employment without cause, death or retirement, all shares acquired with the Special Company Contributions in the Member’s account vest automatically. The Administrative Agent shall transfer and deliver the Investments held on the Member’s behalf in the ACE Plan to the Member or the legal representatives of the deceased Member’s estate or his/her beneficiaries, as the case may be.

g)	Forfeitures

Upon a Member’s withdrawal from the ACE Plan prior to the Special Company Contribution’s vesting date of March 31st, 2006, such member was automatically deemed to have forfeited his/her entitlement to any and all unvested shares purchased by the Trustee with such member’s Special Company Contributions (the “Forfeited Shares”). The Forfeited Shares were sold by the Trustee and the proceeds reverted to the Company. For the year ended December 31, 2006 proceeds paid to the Company for Forfeited Shares were $23,015 (2005 - $0).

2.	Summary of Significant Accounting Policies

a)	Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting using generally accepted accounting principles in the United States.

b)	Investment valuation

The ACE shares are recorded at market value, which is determined by the closing price on the Toronto Stock Exchange whereon the stock is principally traded. For shares remaining in the ACE Plan at year-end, the difference between this amount and the average cost is shown as net change in unrealized appreciation

(depreciation) in market value of ACE shares. For shares withdrawn from the Plan during the year, the difference between the market value at the date the shares are withdrawn and the average cost is shown as gains (losses) on ACE shares.

c)	Investment transactions and income recognition

Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from investment transactions are calculated on an average cost basis.

d)	Administrative expenses

Administrative expenses of the ACE Plan are paid directly by the Company and are therefore not reflected in the accompanying financial statements.

e)	Benefit payments

Benefits are recorded when paid to Members.

f)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3.	Investments

As at December 31, 2006, the ACE Plan held 225,826 (2005 - 186,316) voting common shares (ACE.B) and 4,548 (2005 - 3,370) variable voting common shares (ACE.A) of ACE. The aggregate proceeds on the disposal of shares were $5,473,126 (2005 - $91,333), representing $5,450,111 (2005 - $91,333) paid to participants and $23,015 (2005 - $0) paid to the Company for forfeitures, and the aggregate cost was $5,667,350 (2005 - $91,274), resulting in a loss of $194,224 (2005 – gain of $59). See Note 6 for description of other investments.

4.	Plan Termination

The Company has the right under the ACE Plan to terminate the ACE Plan at any time. In the event of termination of the ACE Plan, the Unvested Shares held in the Trust Fund in trust on behalf of the Member, if any, shall automatically become Vested Shares and the Fair Market Value of such Vested Shares as of the date of the occurrence shall be credited to the account of the Member and the Administrative Agent shall transfer and deliver the Investments held on the Member’s behalf in the Plan to the Member.

5.	Income taxes

The ACE Plan is an after tax defined contributions savings plan and does not constitute a taxpayer under the Income Tax Act (Canada). No provision for income taxes has therefore been included in the financial statements.

6.	Special Distribution of Aeroplan Units

On February 16, 2006, ACE declared a special distribution of units of the Aeroplan Income fund to its shareholders. The distribution of 0.18 Aeroplan unit per Class A variable voting share, Class B voting share and preferred shares (on an as converted basis) of ACE was made as a return of capital. The record date for the purpose of the special distribution was March 3, 2006. The Administrative Agent received the special distribution in the form of units of Aeroplan Income Fund on behalf of Members that are not residents of the United States and in the form of cash on behalf of Members that are residents of the United States. In accordance with the terms of the ACE Plan, the units of Aeroplan Income Fund valued at $467,654 on the record date received on behalf of Members that are not residents of the United States were sold on the open market for proceeds of $481,672 resulting in a net gain of $14,018 and these proceeds were used to acquire shares of ACE which were credited to the accounts of the individual Members. Prior to the sale of the Aeroplan Income Fund units, a cash dividend of $2,078 was received from Aeroplan LP on the Aeroplan Income Fund units held and was used to acquire shares of ACE which were credited to the accounts of the individual Members. The cash received for the special distribution by ACE on behalf of Members that are residents of the United States of $8,702 was used to acquire shares of ACE which were credited to the accounts of the individual Members.

7.	Subsequent Events

On January 10, 2007, ACE shareholders received a non-cash distribution of approximately 0.442 units of Aeroplan Income Fund per Class A variable voting share, Class B voting share and preferred share (on an as converted basis) of ACE as a return of capital; equivalent to $1,876,768 for the ACE Plan. The Administrative Agent requested and received the special distribution in cash on behalf of all Members. In accordance with the terms of the ACE Plan, the cash received on behalf of Members was used to acquire shares of ACE which were credited to the accounts of the individual Members.

On March 2, 2007, ACE announced the terms of a second special distribution to its shareholders. ACE shareholders as of the close of business on March 14, 2007 were entitled to receive a non-cash distribution of approximately 0.177 units of Aeroplan Income Fund and of approximately 0.219 units of Jazz Air Income Fund per Class A variable voting share, Class B voting share and preferred share (on an as converted basis) of ACE. Based on closing prices of $19.40 per unit of Aeroplan Income Fund and of $8.60 per unit of Jazz Air Income Fund on the Toronto Stock Exchange on March 14, 2007, the distribution is valued at approximately $5.33 per ACE share. The Administrative Agent requested the special distribution to be received in cash on behalf of all Members. In accordance with the terms of the ACE Plan, the cash received on behalf of Members will be used to acquire shares of ACE which will be credited to the accounts of the individual Members.

8.	Comparative Balances

The prior year balances have been adjusted to include the Contributions Receivable as at December 31, 2005 of $1,363,278, previously reported as nil, representing the Employer Contributions that were paid in 2006, but based on 2005 Member Contributions. The Statement of Income and Change in Net Assets has also been revised accordingly.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACE Aviation Holdings Inc. Employee Share Purchase Plan

By: ACE Aviation Holdings Inc.

Date:	March 30, 2007	By:	/s/ Brian Dunne
		Name:	Brian Dunne
		Title:	Executive Vice-President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Auditors